                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                            GOLD CAPITAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                                     Common
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                  380548 10.7
--------------------------------------------------------------------------------
                                 (CUSIP number)

                            Royalstar Resources Ltd.
   1400 - 1040 West Hastings Street, Vancouver, B.C., V6E 2E9 (604) 683-3613
--------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 March 31, 1997
--------------------------------------------------------------------------------
            (Date of event which required filing of this statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ].

CUSIP NO. 380458 10.7                   13D                    PAGE 2 OF 6 PAGES
--------------------------------------------------------------------------------
  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
            ROYALSTAR RESOURCES, LTD.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]
            Not applicable
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
            WC Working capital on hand
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
            Not applicable
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
            Canada
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      5,201,791 Common Shares
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       Not applicable
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     5,201,791 Common Shares
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 Not applicable
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
            5,201,791 Common Shares
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]
            Not applicable
          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
            52.8%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
            CO
          ---------------------------------------------------------------------

CUSIP NO. 380458 10.7                   13D                    PAGE 3 OF 6 PAGES



ITEM 1.  SECURITY AND ISSUER.

This statement relates to the common shares (the "Common Shares") of Gold Capital Corporation (the "Issuer"), whose principal executive offices are located at 55 Madison Street, Suite 745, Denver, Colorado 80206.

ITEM 2.  IDENTITY AND BACKGROUND

Royalstar Resources Ltd. (the "Reporting Person") is a corporation incorporated under the laws of Canada whose principal business is investment in mineral resource properties. The Reporting Person's principal offices are located at 1400 - 1040 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9.

The Reporting Person has not been involved in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the past five years, nor has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order finding any violation with respect to, enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws during the last five years.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Working capital on hand has been used to acquire all shares currently owned.

On April 13, 1995, the Reporting Person acquired 300,000 Common Shares of the Issuer for a total purchase price of US$300,000 under a private placement offering of up to 600,000 Common Shares limited to accredited investors. In connection with entering into this subscription agreement, the Reporting Person and the Issuer entered into an Agreement dated April 13, 1995 under which the Reporting Person was granted the right (the "Right") to purchase an additional 2,200,000 Common Shares of the Issuer at a price of US$1.00 per Common Share which would be extinguished within 45 days of closing if the Reporting Person did not give notice of an irrevocable commitment to exercise the Right and Closing the second private placement within 20 days of giving notice of exercise of the Right. On June 22, 1995, the Reporting Person, having exercised the Right, purchased the said 2,200,000 Common Shares for a total purchase price of US$2,200,000.

Commencing in the fourth quarter of 1995, the Reporting Person began advancing funds to the Issuer to meet its working capital needs. As at July 31, 1996, the Reporting Person had advanced the Issuer US$1,919,110 including accrued interest (the "Loan"). Under the terms of the Loan, principal and accrued interest was convertible into Common Shares at the discretion of the Reporting Person at a rate of US$1.00 to one Common Share. On August 14, 1996, the Reporting Person converted previous advances and accrued interest up to July 31, 1996 of US$1,919,110 into 1,919,110 of the Issuer's Common Shares.

By a loan agreement dated August 15, 1996, the Reporting Person agreed to extend a credit facility to the Issuer in the amount of US$2,000,000 by way of non-revolving loan. The Issuer has agreed that on the request of the Reporting Person, the Reporting Person shall have the right from time to time to convert any or all of a part of the funds advanced under the non-revolving loan into common shares of the Issuer at a conversion ratio of US$1.00 per share. The amount outstanding as of December 31, 1996 under the loan agreement was US$782,681.

ITEM 4.  PURPOSE OF TRANSACTION.

The transactions described in Item 3 were entered into solely for investment purposes. At the present time, the Reporting Person has no plans or proposals relating to the Issuer required to be disclosed in response to Item 4 of
Schedule 13D. The Reporting Person may purchase additional Common Shares of the Issuer from time to time in the open market or in privately negotiated transactions, or the Reporting Person may seek to sell shares in the open market or in privately negotiated transactions, with one or more purchasers including the Issuer.

CUSIP NO. 380458 10.7                   13D                    PAGE 4 OF 6 PAGES



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) 5,201,791 Common Shares representing approximately 52.8% of the presently issued and outstanding Common Shares.

(b) The Reporting Person has the sole power to vote or direct the vote and to dispose or to direct the disposition of all of the Common Shares of the Issuer to which the Reporting Person possesses direct beneficial ownership.

(c) Except as described in Item 3 above, the Reporting Person has not effected any transactions in the Issuer's Common Shares during the past sixty
(60) days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by the Reporting Person.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person and Attwood Gold Corporation ("Attwood") have entered into an agreement, whereby Attwood would acquire all of the outstanding shares of the Reporting Person by way of a plan of arrangement (the "Arrangement"). Completion of the transactions contemplated by the Agreement is contingent upon the Reporting Person obtaining the approval of its shareholders, issuance of a final order by the Supreme Court of British Columbia approving the arrangement and certain other conditions.

By a Loan Agreement dated December 17, 1996, Attwood has made loans to the Reporting Person and agreed to make additional loans to the Reporting Person up to an aggregate amount of US$2,500,000, which loan was to merge under the Arrangement, the completion of which was subject to a number of conditions. Under the terms of the Loan Agreement, because the Arrangement did not complete by March 15, 1997, the Reporting Person has elected to repay the loan together with accrued interest (the "Borrowings") to Attwood on or before June 30, 1997 and in this connection, has agreed to pay Attwood a bonus as follows:

(a) if the Reporting Person repays the Borrowings to Attwood in full by April 30, 1997, then Attwood shall be entitled to a bonus of US$400,000 due and payable by May 15, 1997. At the option of Attwood, the bonus is payable in common shares in the capital stock of Gold Capital presently owned by the Reporting Person with the number of shares being determined by dividing US$400,000 by the closing price of the shares of Gold Capital on April 30, 1997; or

(b) if the Reporting Person repays the Borrowings to Attwood in full after April 30, 1997 but on or before June 30, 1997, then Attwood shall be entitled to a bonus of US$500,000 due and payable by July 15, 1997. At the option of Attwood, the bonus is repayable in common shares in the capital stock of Gold Capital presently owned by the Reporting Person with the number of shares being determined by dividing US$500,000 by the closing price of the shares of Gold Capital on June 30, 1997; or

(c) if the Reporting Person has sold or otherwise disposed of all or part of the shares it owns in Gold Capital and, as a result, is unable to pay the bonus referred to in subparagraphs (a) and (b) above in shares of Gold Capital, then the Reporting Person shall, at the time of entering into a formal agreement of sale with a third party, provide a written direction to the purchaser with respect to the payment, on closing of such sale, of a portion of the sale proceeds to Attwood as is sufficient to repay the Borrowings and the cash bonus referred to below, and the Reporting Person may pay the bonus to Attwood in cash in lieu of shares of Gold Capital, subject to the following:

         (i) if the shares of Gold Capital are sold at a price less than US$1.00 per share, then the Reporting Person shall pay the full amount of the bonus of US$400,000 referred to under subparagraph (a) above or the bonus of US$500,000 referred to in subparagraph (b) above without reduction, or

CUSIP NO. 380458 10.7                   13D                    PAGE 5 OF 6 PAGES




         (ii) if the shares of Gold Capital are sold at a price greater than US$1.00 per share, then the cash bonus payments of US$400,000 or US$500,000 referred to above, will be increased pro-rata to the increase in the selling price per share of the Gold Capital shares of US$1.00 per share.

The Reporting Person has accepted an offer made by Globex Mining Enterprises Inc. ("Globex") to purchase all of the Gold Capital shares held by Reporting Person at a cash price of U.S.$0.80 per share and to purchase all of the indebtedness owed by Gold Capital to Reporting Person at a rate of US$0.80 per U.S.$1.00 in debt. Completion of the transaction contemplated by the agreement is contingent upon a number of things including regulatory and shareholder approval and negotiation of a definitive agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Loan Agreement dated December 17, 1996 between Attwood Gold Corporation and the Reporting Person.

CUSIP NO. 380458 10.7                   13D                    PAGE 6 OF 6 PAGES




                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                    April 9, 1997
                                       ----------------------------------------
                                                        (DATE)

                                       ROYALSTAR RESOURCES LTD.
                                       Per:



                                                    /s/ John Young
                                       ----------------------------------------
                                                      (SIGNATURE)


                                                       President
                                       ----------------------------------------
                                                     (NAME/TITLE)

                            ATTWOOD GOLD CORPORATION
                        1400 - 1055 WEST HASTINGS STREET
                                VANCOUVER, B.C.
                                    V6E 2E9



December 17, 1996

Royalstar Resources Ltd.
1040 - 1055 West Hastings Street
Vancouver, British Columbia
V6E 2E9

Dear Sirs:

RE:      Loan in the Amount of up to US$2,500,000
-------------------------------------------------

We confirm that by a letter of intent dated June 6, 1996 among Attwood Gold Corporation, Royalstar Resources Ltd. and Gold Capital Corporation ("Gold Capital"), we had reached an agreement in principle to enter into a business combination of Attwood Gold Corporation and Royalstar Resources Ltd. by way of a plan of arrangement ("Arrangement") under which the holders of the outstanding shares of Royalstar Resources Ltd. will have their shares exchanged for shares of Attwood Gold Corporation and Royalstar Resources Ltd. will become a wholly owned subsidiary of Attwood Gold Corporation. The completion of the Arrangement is subject to a number of conditions precedent including Attwood Gold Corporation obtaining by way of a special warrant private placement a minimum of US$4,000,000 and a maximum of US$8,000,000, on the basis that not less than US$4,000,000 would be invested in Gold Capital for the purpose of constructing the Tonkin Springs Mine in which Gold Capital has a 60% interest. In anticipation of receiving minimum subscription proceeds of US$4,000,000 from the special warrant private placement, Attwood Gold Corporation has entered into this Agreement and advanced funds prior to the date of this Agreement to Royalstar Resources Ltd. from time to time.

By letter agreements dated October 29, 1996 and December 17, 1996 between Attwood Gold Corporation and Royalstar Resources Ltd., the parties evidenced their understanding with respect to the terms for the repayment of loans in the event the Arrangement is not completed, and agreed to enter into this formal loan agreement to set out the definitive terms of the loans and repayment thereof. Attwood Gold Corporation and Royalstar Resources Ltd. hereby confirm that Attwood Gold Corporation has agreed to advance up to the sum of US$2,500,000 to Royalstar Resources Ltd. on the following terms and conditions:

1.               Borrower.  Royalstar Resources Ltd. (the "Borrower").

2.               Lender.  Attwood Gold Corporation (the "Lender").

3. Amount. Loan (the "Loan") of up to US$2,500,000 which may be advanced from time to time at the sole option of the Lender, the total of all such advances hereunder are collectively herein called "Borrowings".

4. Borrowings. The Borrower and the Lender acknowledge that at the date hereof a substantial portion of the Loan has been advanced.

5. Purpose. The Borrower confirms it has used all Borrowings to date to fund its working capital requirements, and to make loans to Gold Capital to fund its own operating and development costs.

6. Promissory Note. The Borrower agrees on execution of this Agreement to execute and deliver to the Lender a promissory note with respect to the principal amount of the Loan outstanding at the date hereof and with respect to the total accrued and unpaid interest outstanding at the date hereof. The Borrower also agrees to execute and deliver to Attwood on each further advance of the Loan hereafter, a promissory note (individually and collectively referred to herein as the "Promissory Note").

7. Indemnity. The Borrower hereby indemnifies the Lender from and against all losses, damages, expenses and liabilities which the Lender sustains or incurs as a consequence of any breach or default by the Borrower under any of the provisions of this Agreement or of any misrepresentation of the Borrower contained in this Agreement, the Lender's Security or any other Agreement.

8.               REPAYMENT OF BORROWINGS

8.1 Repayment. The entire balance of Borrowings outstanding under the Loan together with accrued interest shall become due and be payable as follows:

         (a) if the Arrangement does not complete by March 15, 1997, or if the Arrangement is terminated prior to March 15, 1997 by the Board of Directors of either the Lender or the Borrower, or if the Arrangement is rejected by the securityholders of either the Lender or the Borrower or if the Arrangement is rejected by the regulatory authorities having jurisdiction over the Arrangement, then the Borrower shall, within ten business days of the first of the foregoing events, elect by notice ("Election Notice") in writing to the Lender to either:

                 (i) continue to treat the Loan as a debt obligation of the Borrower in which case Borrowings shall be repaid to the Lender together with accrued interest on or before June 30, 1997. In the event the Borrower makes the election under this subparagraph 8.1(a)(i), it hereby agrees to pay the Lender a bonus as follows:

                          A. if the Borrower repays Borrowings and accrued interest to the Lender in full by April 30, 1997, then the Lender shall be entitled to a bonus of US$400,000 due and payable by May 15, 1997. At the option of the Lender, the bonus is payable in common shares in the capital stock of Gold Capital with the number of shares being determined by dividing US$400,000 by the closing price of the shares of Gold Capital on April 30, 1997; or

                          B. if the Borrower repays Borrowings and accrued interest to the Lender in full after April 30, 1997 but on or before June 30, 1997, then the Lender shall be entitled to a bonus of US$500,000 due and payable by July 15, 1997. At the option of the Lender, the bonus is payable in common shares in the capital stock of Gold Capital with the number of shares being determined by dividing US$500,000 by the closing price of the shares of Gold Capital on June 30, 1997; or

                          C. if the Borrower has sold or otherwise disposed of all or part of the shares it owns in Gold Capital and, as a result, is unable to pay the bonus referred to in subparagraphs 8.1(a)(i)(A) and (B) above in shares of Gold Capital, then the Borrower shall, at the time of entering into a formal agreement of sale with a third party, provide a written direction to the purchaser with respect to the payment, on closing of such sale, of a portion of the sale proceeds to the Lender as is sufficient to repay the Borrowings and accrued interest and the cash bonus referred to below, and the Borrower may pay the bonus to the Lender in cash in lieu of shares of Gold Capital, subject to the following:

                                  1.       if the shares of Gold Capital are
                                           sold at a price less than U.S.$1.00
                                           per share, then the Borrower shall
                                           pay the full amount of the bonus of
                                           U.S.$400,000 referred to under
                                           subparagraph 8.1(a)(i)(A) above or
                                           the bonus of U.S.$500,000 referred
                                           to in subparagraph 8.1(a)(i)(B)
                                           above without reduction, or

                                  2.       if the shares of Gold Capital are
                                           sold at a price greater than
                                           U.S.$1.00 per share, then the cash
                                           bonus payments of U.S.$400,000 or
                                           U.S.$500,000 referred to above, will
                                           be increased pro rata to the
                                           increase in the selling price per
                                           share over U.S.$1.00 per share;

                 (ii) satisfy the Loan and accrued interest thereon by transferring to the Lender assets of the Borrower which, in the opinion of an independent valuator, have a fair market value sufficient to repay the outstanding principal amount of the Loan and accrued interest then outstanding in full and the US$500,000 bonus set out in subparagraph 8.1(a)(i)(B), subject to regulatory and shareholder approval.

         (b) if the Borrower makes the election under subparagraph 8.1(a)(i) above and it fails to repay the Loan and accrued interest to the Lender in full on or before June 30, 1997, then the Lender may give notice in writing to the Borrower requiring it to satisfy the Loan and accrued interest thereon in accordance with subparagraph 8.1(ii) above and, in that circumstance, the Borrower shall pay the Lender the US$500,000 bonus set out in subparagraph 8.1(a)(i)(A) above within 15 days of the date of receipt of the notice from the Lender, and the Lender shall be entitled to avail itself of all other appropriate remedies in equity or at law.

8.2 Interest. The Borrower shall, as required in paragraph 8.1, pay the Lender interest, as well after as before demand, default, and judgement in lawful currency of the United States on outstanding Borrowings at the prime rate payable in respect of commercial loans announced from time to time by the Royal Bank of Canada plus 1% per annum compounded annually and calculated on a daily basis based on the actual number of days elapsed for the period for which interest is being calculated, divided by 365. The annual rate of interest to which the rate calculated in accordance with this paragraph is equivalent is the rate set out above or so determined as the case may be multiplied by the actual number of days in the calendar year and divided by 365. The Borrower will pay interest calculated as aforesaid on any overdue payment of Borrowings and will pay interest calculated as aforesaid on unpaid and(or) overdue interest.

8.3 Place of Payment. All payments shall be made by the Borrower to the Lender at its office at Suite 1400 - 1055 West Hastings Street, Vancouver, British Columbia or at such other place as the Lender may specify in writing from time to time. Any payment of interest or repayment of Borrowings delivered or made to the Lender by 2:00 p.m. pacific time on any business day shall be credited as of that business day, but if made thereafter, shall be deemed to have been received on the next business day.

8.4 Prepayment. Subject to subparagraph 8.1 hereof, the Borrower shall be entitled to prepay any portion of outstanding Borrowings together with any interest owing to the date of such payment at any time without further notice, bonus or penalty.

9. Security Instruments. Borrowings and any and all indebtedness of the Borrower from time to time owing to the Lender, including those amounts which become payable to the Lender pursuant to this Agreement, shall be evidenced by the delivery of the Promissory Note (the "Lender's Security").

10. Representations and Warranties. The Borrower represents and warrants to the Lender, as representations and warranties that are true as at the date of execution hereof and which will be true and correct on each day hereafter to and including the date of repayment hereunder as if such representations and warranties were made on and as of each such day, that:

         (a) the Borrower is a duly incorporated company under the laws of Canada, validly exists, and is in good standing in the Office of the Director under the Canada Business Corporations Act as to the filing of Annual Returns;

         (b) the Borrower has the corporate power to own its assets and to carry on its business as is now being conducted by it;

         (c) the Borrower is validly and properly registered or licensed under the appropriate laws of each and every jurisdiction in which the nature of its business make such qualification necessary;

         (d) all necessary corporate actions, resolutions and proceedings have been taken by the directors of the Borrower to approve, ratify, confirm and adopt this Agreement and its execution and delivery and to authorize the closing of the transaction herein contemplated and the performance of the obligations of the Borrower hereunder;

         (e) the Borrower has good and marketable title to and is the beneficial owner of all of its assets free and clear of all claims, liens, encumbrances, charges and security interests whatsoever save and except any expressly disclosed to Attwood;

         (f) the books, records and financial statements of the Borrower fairly and correctly set out and disclose in all material respects, in accordance with generally accepted accounting principles, the financial position of the Borrower and all material financial transactions of the Borrower have been accurately recorded in such books, records and financial statements and the Borrower expressly acknowledges that the Lender is relying upon the accuracy of such books, records and financial statements;

         (g) the execution and delivery of this Agreement and the Lender's Security does not:

                 (i)      violate or cause a breach of any provision of;

                 (ii) result in the acceleration of or any default of any obligation under; or

                 (iii) give any person, firm or corporation any right to terminate,

                 any mortgage, lien, lease or other agreement of any kind to which the Borrower is a party or by which the Borrower is bound, or violate or conflict with any other restriction of any kind or character to which the Borrower is subject;

         (h) the Borrower is not subject to any mortgage, lien, lease, agreement, instrument or any other restrictions of any kind or character which would prevent the completion of the within transactions;

         (i) the Borrower is in compliance with all laws and regulations of any public authority relating to the conduct of its business, and has all required permits, licenses, certificates and authorizations necessary to carry on its business, and there are not any proceedings whatsoever, actual or pending, and whether concerning cancellation, extension or otherwise, relating to the said permits, licenses, certificates or authorizations;

         (j) except with respect to those of which Attwood is aware, the Borrower is not a direct or indirect party to any legal proceedings or inquiries whatsoever, and there are no actions, suits, seizures or proceedings pending or threatened against the Borrower or its assets, which might give rise to any legal proceedings or inquiries against the Borrower before any Court, tribunal, commission, board or other agency, whether federal, provincial, state, county or municipal, except as expressly disclosed on any Schedule hereto. The Borrower is not now operating under or subject to or in default of any judgment, order, writ, injunction, ordinance, regulation or decree or any other requirement of any governmental body or Court relating to its assets or business;

         (k) this Agreement constitutes a valid and legally binding obligation of the Borrower enforceable against the Borrower in accordance with its terms;

         (l) the performance of this Agreement will not be in violation of any agreement to which the Borrower is a party and will not result in the creation or imposition of any lien, encumbrance or restriction of any nature whatsoever in favour of a third party upon or against its assets;

         (m) the execution and delivery of this Agreement and of the Lender's Security does not violate any law or result in the creation of any encumbrance on the properties and assets of the Borrower, under any agreement or instrument to which they are a party or by which they or any of their properties and assets may be bound or affected;

         (n) no event has occurred which constitutes, or which, with the giving of notice, lapse of time, or other condition would constitute, a default having a material adverse effect on the financial condition of the Borrower under or in respect of any agreement, undertaking or instrument to which the Borrower or any of its properties or assets may be subject; and

         (o) it is lawfully possessed of all assets necessary for its operations.

11. Reporting. On request, the Borrower shall provide to the Lender information or certificates containing any information as the Lender may require including, without limitation, the following:

         (a) a financial report including, without limitation, a statement of operating accounts, cash flows, and listings of all receivables and payables and changes in assets and liabilities of the Borrower;

         (b)     a budget for the intended use of any Borrowings; and

         (c)     a reconciliation of the use of any Borrowings.

12. Covenants. The Borrower covenants and agrees with the Lender as follows:

         (a) to pay all sums of money when due under this Agreement, the Promissory Note, any other promissory note delivered in connection herewith;

         (b) to duly observe and perform each of its covenants and agreements set forth in this Agreement and in the Lender's Security;

         (c)     to maintain its existence as a validly subsisting company;

         (d) to provide the Lender, upon request, with the current monthly operating statements in form and substance satisfactory to the Lender;

         (e) to keep the books of account in accordance with generally accepted accounting principles and to maintain the books of account on an accrual basis. All such books and records will be stored at the principal place of business of the Borrower, and the Lender, its accountants, lawyers and other persons authorized by the Lender, shall be entitled to inspect all such books and records upon 12 hours written notification to the Borrower;

         (f) to provide the Lender with all such financial statements, reports, budgets and cost schedules as the Lender may from time to time reasonably require, including without limitation an annual plan and annual budget;

         (g) to insure and keep insured all assets and properties customarily insured by companies carrying on similar businesses in similar locations, or owning or operating similar assets or properties, against all risks, with the Lender as first loss payee;

         (h)     not to do anything to affect the Borrowings;

         (i) not to grant, create, assume or suffer to exist any mortgage, charge, lien, pledge, security interest or other encumbrance affecting any of its properties, assets or other rights without the prior written consent of the Lender;

         (j) not to sell, transfer, convey, lease or otherwise dispose of any part of its property or assets without the prior written consent of the Lender except in the ordinary course of its business; and

         (k) not to make any distribution, loan or payment of any kind to the shareholders of the Borrower without the prior written consent of the Lender.

13. Events of Default. The occurrence of any one of the following events constitutes an Event of Default under this Agreement:

         (a) if the Borrower makes default in any payment of interest when the same becomes due under this Agreement;

         (b) if the Borrower makes default in observing or performing any other covenant or condition of this Agreement or the Lender's Security or any other agreement with the Lender on its part to be observed or performed;

         (c) if any material representation, warranty or statement made by the Borrower or in any certificate furnished in connection with or pursuant to this Agreement shall prove to be or to have been incorrect on the date as of which it was made in any respect materially adverse to the Lender;

         (d) if any other material indebtedness or financial obligation of the Borrower is not paid or met at its stated maturity (or within any applicable period of grace), or, by reason of default on the part of the Borrower becomes due or capable of being declared due prior to its stated maturity, or, if payable or repayable on demand, is not paid or repaid when so demanded;

         (e) if an order be made or an effective resolution be passed for the dissolution of the Borrower or if the Borrower on its own behalf shall make an assignment for the benefit of its creditors, or if the Borrower shall become insolvent or be declared bankrupt or make an assignment into bankruptcy, or if a custodian or receiver be appointed under the Bankruptcy and Insolvency Act, or if proceedings with respect to the Borrower shall be commenced under the Companies Creditors Arrangement Act, or if a compromise or arrangement is proposed by the Borrower to creditors or any class of creditors, or if a receiver, receiver- manager or other officer with like powers shall be appointed, or if an encumbrancer shall take possession of the property of the Borrower or any part thereof;

         (f) if a writ of execution, attachment or similar process has been issued or levied against all, or a substantial portion of, the property of the Borrower in connection with any judgment against the Borrower in any amount which materially affects the property of the Borrower and no application has been brought to stay such writ of execution, attachment or similar process which application has, in the opinion of the Lender, a reasonable chance of success;

         (g) if the Borrower shall permit any sum which has been admitted as due by it or is not disputed to be due by it and which forms or is capable of being made a charge upon any of its property in priority to the Lender's Security to remain unpaid for 30 days after proceedings have been taken to enforce the same as such a charge;

         (h) if the Borrower, without the prior written consent of the Lender, authorizes the purchase by the Borrower of any of its shares;

         (i) if the Borrower carries on any business that it is restricted from carrying on by its Articles;

         (j) if the Borrower uses any of the Borrowings for any purpose other than as declared to and agreed upon by the Lender;

         (k) if without the written consent of the Lender, the effective management or control of the Borrower directly or indirectly is changed by any sale, encumbrance or other disposition of shares or otherwise; and

         (l) if in the reasonable opinion of the Lender there is a material adverse change in the financial condition of the Borrower.

                 Upon occurrence of any Event of Default and at any time thereafter the Lender may, in its discretion, by notice to the Borrower:

         (m) declare the outstanding Borrowings, interest, fees, costs and any other moneys owing to it by the Borrower under this Agreement, to be immediately due and payable and such moneys and liabilities shall forthwith become due and payable without presentment, demand, protest or other notice of any kind to the Borrower, all of which are hereby expressly waived; and

         (n) enforce all rights and remedies at law, hereunder and granted under the Lender's Security.

14. Payment of Taxes and Other Assessments. The Lender may, in its sole discretion and without the consent of the Borrower, pay: i) property taxes and other assessments in respect of the Borrower's business which are in arrears; and ii) due and unpaid insurance premiums in respect of the Borrower's business. The amount of such payments will constitute Borrowings under this Agreement and will be subject to the covenants and agreements contained in this Agreement.

15. Whole Agreement. This Agreement and any agreements delivered pursuant to this Agreement constitute the whole and entire agreement between the parties hereto and cancel and supersede any prior agreements including undertakings, declarations, representations, written or verbal in respect of the Borrowings.

16. Confidentiality. The Borrower acknowledges that the terms of this Agreement are confidential and agrees not to divulge the contents hereof to any third party without the prior written consent of the Lender except as required under the British Columbia and Ontario Securities Acts and Vancouver Stock Exchange policies. The terms hereof may be divulged by the Lender in its sole discretion.

17. Expenses. The Borrower shall pay the reasonable fees and expenses incurred by the Lender in connection with the preparation, negotiation, documentation and operation of the Loan including the enforcement of the Lender's rights under this Agreement and the Lender's Security whether or not any action to collect those fees and expenses has been successful.

18. Credit Information. The Borrower consents to the Lender obtaining from any credit reporting agency or from any financial institution such information as the Lender may require.

19. Severability. If any provision of this Agreement is or becomes prohibited or unenforceable in any jurisdiction, such prohibition or unenforceability shall not invalidate or render unenforceable the provision concerned in any other jurisdiction nor shall it invalidate, affect or impair any of the remaining provisions of this Agreement.

20. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

21. Vancouver Stock Exchange. This Agreement is subject to acceptance for filing by the Vancouver Stock Exchange.

22. Further Assurances. The Borrower will do, execute and deliver, or cause to be done, executed and delivered, all such further acts, documents (including certificates, declarations, affidavits, reports and opinions) and things as the Lender may reasonably require for the purpose of giving effect to this Agreement.

23. Assignment. Neither the Borrower nor the Lender shall assign this Agreement or its interest therein or any part thereof except with the prior written consent of the other party.

24.              Time.  Time shall be of the essence hereof.

25. Waiver. No failure or delay on the part of the Lender in exercising any power or right hereunder shall operate as a waiver thereof nor shall any single or partial exercise of such right or power preclude any other right or power hereunder.

26. Notices. Any notice, demand or other document to be given, or any delivery to be made hereunder shall be duly given or made if delivered in person and left:

         (a) in the case of the Lender with the President of the Lender, addressed as follows:

                 President
                 Attwood Gold Corporation
                 1400 - 1055 West Hastings Street
                 Vancouver, British Columbia
                 V6E 2E9

         (b) in the case of the Borrower with the President of the Borrower, addressed as follows:

                 President
                 Royalstar Resources Ltd.
                 1400 - 1055 West Hastings Street
                 Vancouver, British Columbia
                 V6E 2E9

Any notice, demand or other document or delivery to be given or made or any communication given shall be deemed to have been given or made and received at the time of delivery in person. Any party to this Agreement may from time to time by notice in writing change its address or the designated recipient for the purposes of this paragraph.

27. Paramountcy. In the event that any term or condition of this Agreement is in conflict with any term or condition of the Lender's Security, the provisions of this Agreement shall prevail.

28. Survival. This Agreement shall survive any grant of security by the Borrower and the full repayment of Borrowings.

Please acknowledge your acceptance of the above terms and conditions and your agreements with those terms and conditions by singing the attached copy of this letter in the space provided below and returning it to the undersigned.

Yours truly,

ATTWOOD GOLD CORPORATION

/s/ C. Hugh Maddin, President
----------------------------------
Authorized Signatory

                                           ACCEPTED:

                                           ROYALSTAR RESOURCES LTD.

                                           /s/ John Hick, Director
                                           ------------------------------------
                                           Authorized Signatory